Form 6-K
No. (2)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    March 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: March 12, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 12,2007 Page 1 of 6

7.50 AM CET / 12-Mar-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Notice convening the Annual General Meeting of AB Electrolux
The shareholders of AB Electrolux are hereby invited to participate in the Annual General Meeting to be held on Monday, April 16, 2007 at 5 p.m. in the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
Registration and notification
Shareholders who wish to participate in the General Meeting must
- be recorded in the share register kept by VPC AB on Tuesday, April 10, 2007, and
- give notice of intent to participate, thereby stating the number of assistants attending, to the company no later than 4 p.m. on Wednesday, April 11, 2007. Notice of intent to participate can be given by letter to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 64 10, by fax +46-8-738 63 35, or on the Internet on the Group’s web site, www.electrolux.com/agm.
Notice should include the shareholder’s name, personal or organization identification number, address and telephone number. The information provided in the notification will be computer processed and used only for the Annual General Meeting 2007. Shareholders represented by proxy should submit the proxy form to the company prior to the General Meeting.
Shareholders, whose shares are registered in the name of a bank or other trustee, must have their shares registered temporarily in their own names in order to participate in the General Meeting. In order for the registration to be entered in the share register on Tuesday, April 10, 2007, shareholders should request that the trustee effects re-registration well in time before that date.

Agenda
1. Election of Chairman of the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of two minute-checkers.
5. Determination as to whether the meeting has been properly convened.
6. Presentation of the Annual Report and the Audit Report as well as the Consolidated Accounts as well as the Audit Report of the Group.
7. The President’s, Hans Stråberg, speech.
8. Presentation of the activities of the Board of Directors and its Committees during the past year and the Auditor’s presentation of the audit work during 2006.
9. Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet.
10. Resolution on discharge from liability of the Directors and the President.
11. Resolution on dispositions in respect of the company’s profit pursuant to the adopted Balance Sheet and determination of record date for dividend.
12. Determination of the number of Directors and Deputy Directors to be elected. In connection therewith, report on the work of the nomination committee.
13. Determination of fees payable to the Board of Directors and the Auditor.
14. Election of Directors and Chairman of the Board of Directors.

15. Proposal for resolution on nomination committee.
16. Proposal for resolution on
a) remuneration guidelines for the Electrolux Group Management and
b) implementation of a performance based, long-term incentive program for 2007 (Electrolux Performance Share Program 2007)
17. Proposal for resolution on
a) transfer of own shares in connection with company acquisitions, and
b) transfer of own shares as a result of the Employee Stock Option Programs for the years 2001-2003 and the Electrolux Performance Share Program for 2005
18. Closing of the meeting.
Dividend and record date (item 11)
The Board of Directors proposes a dividend for the financial year 2006 of SEK 4 per share and Thursday, April 19, 2007, as record date for the dividend. Subject to resolution by the General Meeting in accordance with this proposal, dividend is expected to be distributed by VPC on Tuesday, April 24, 2007.
Proposal for Chairman of the meeting, number of Directors, fees to the Directors and Auditor and election of the Board of Directors and Chairman of the Board (items 1 and 12-14)
As previously announced, the Chairman of the Board of Directors Michael Treschow has declined re-election.
The Electrolux nomination committee, consisting of the Chairman, Börje Ekholm, Investor, and the members Ramsay J. Brufer, Alecta Pensionsförsäkring, Annika Andersson, Fjärde AP-fonden, Marianne Nilsson, Swedbank Robur fonder and Michael Treschow, Chairman of AB Electrolux, has, as previously announced, given the following proposals.

- Michael Treschow as chairman of the General Meeting.
- 9 Directors and no Deputy Directors.
- Directors’ fees as follows: SEK 1,500,000 to the Chairman of the Board of Directors, SEK 500,000 to the Deputy Chairman of the Board of Directors, SEK 437,500 to any other Director appointed by the General Meeting but not employed by the company and, for committee work, to the members who are appointed by the Board of Directors; SEK 175,000 to the Chairman of the Audit Committee and SEK 75,000 to each of the members of the Committee and SEK 100,000 to the Chairman of the Remuneration Committee and SEK 50,000 to each of the members of the Committee.
- The Auditor’s fee to be paid on approved account.
- Re-election of the Directors Marcus Wallenberg, Peggy Bruzelius, Hans Stråberg, Louis R. Hughes, Barbara Milian Thoralfsson and Caroline Sundewall. John Lupo, Johan Molin and Torben Ballegaard Sørensen are proposed as new Directors.
- Marcus Wallenberg is to be appointed Chairman of the Board of Directors.
Proposal for resolution on nomination committee (item 15)
The nomination committee proposes that the Annual General Meeting approves a nomination committee process with the following principal terms:

- The company should have a nomination committee consisting of six members. The members should be one representative of each of the four largest shareholders in the company with regard to the number of votes held who wish to appoint such representatives, together with the Chairman of the Board of Directors (who should convene the first meeting) and one additional Director. The additional Director shall be appointed by the Board of Directors among the Directors who are independent in relation to the company.

- The nomination committee shall be composed based on shareholder statistics from VPC AB as of the last banking day in April 2007 and other reliable shareholder information which has been provided to the company at such time. When determining who are the four largest shareholders with regard to the number of votes held, a group of shareholders shall be considered one owner if they (i) have been organised as a group in the VPC-system or (ii) have made public and notified the company that they have made a written agreement to take — through the coordinated exercise of voting rights — a common long-term view on the management of the company.

- That the nomination committee shall prepare the below proposals to be submitted to the Annual General Meeting 2008 for resolution:
• Proposal regarding Chairman of the General Meeting,
• Proposal regarding the Board of Directors,
• Proposal regarding Chairman of the Board of Directors,
• Proposal regarding Directors’ fees for each of the Directors as well as remuneration for committee work,
• Proposal regarding Auditor’s fees, and
• Proposal regarding nomination committee for the Annual General Meeting in 2009.

Proposal for resolutions concerning (A.) remuneration guidelines for the Electrolux Group Management and (B.) implementation of a performance based, long-term incentive program for 2007 (Electrolux Performance Share Program 2007) (item 16)
A. Remuneration Guidelines for the Electrolux Group Management
The Board of Directors proposes that the Annual General Meeting approves remuneration guidelines for the Electrolux Group Management with the following principal terms:
The guidelines shall apply to the remuneration and other terms of employment for the President and CEO and other members of Group Management of Electrolux (‘Group Management’).
Guiding principles
Electrolux shall strive to offer total remuneration that is fair and competitive in relation to the home country or region of each Group Management member. The remuneration terms shall emphasize ‘pay for performance’, and vary with the performance of the individual and the Group. The total remuneration for Group Management can comprise the components as are set forth hereafter.
Fixed compensation
Annual Base Salary (ABS) shall be the foundation of the overall remuneration package of Group Management. The salary shall be competitive relative to the relevant country market and reflect the scope of the job responsibilities. Salary levels shall be reviewed periodically to ensure continued competitiveness and to recognize individual performance.
Variable compensation
Following the ‘pay for performance’ principle, variable compensation shall represent a significant portion of the total compensation opportunity for Group Management. Variable compensation can be offered both with short term performance targets (up to 1 year) and long term performance targets (3 years or longer).
Performance may be measured against both financial and non-financial targets. The financial targets shall comprise value creation on Group level and may comprise other financial measures such as EBIT Margin. Non-financial targets shall focus on elements in line with the Electrolux strategic plans. The targets shall be specific, clear, measurable and time bound and be determined by the Board of Directors from year to year.
Short Term Variable (STI)
Group Management members shall participate in a STI plan under which they may receive variable compensation in addition to the fixed salary. The main objectives in the STI shall be on financial targets. These shall be set based on annual financial performance of the Group and, for the Sector Heads, the performance of the Sector for which the Group Management member is responsible. In addition, non-financial targets in line with Electrolux strategic plans may be used to create focus on issues of particular interest at Group, Sector or the individual functional level.
The size of STI entitlements shall be dependent on job size and may amount up to maximum 70% of ABS at target- and 110% of ABS at stretch performance. Reflecting market norms, the corresponding numbers for Group Management members in the USA are 100% of ABS at target- and 150% of ABS at stretch performance.
Long Term Variable (LTI)
Each year, the Board of Directors will evaluate whether or not a long term incentive program shall be proposed to the Annual General Meeting and, if affirmative, whether the proposed long term incentive program shall involve the transfer of company shares.
Extraordinary arrangements
In addition to STI and LTI, variable compensation may be approved by the Board of Directors in extraordinary circumstances, under the conditions that such extraordinary arrangement shall be made for recruitment or retention purposes, may only be agreed on an individual basis, shall never exceed three (3) times the annual salary and shall be earned and/or paid out in installments over a minimum of two (2) years.
Insurable Benefits
Old age pension, disability benefits and medical benefits shall be designed to reflect home country practices and requirements. When possible, pension plans shall be based on defined contribution. In individual cases, depending on tax and/or social security legislation to which the individual is subject, other schemes and mechanisms for pension benefits may be approved by the Board of Directors.
Other Benefits
Other benefits may be provided on individual level or to the entire Group Management. These benefits shall not constitute a material portion of total remuneration.
Notice of Termination and Severance Pay
The notice period shall be twelve months if the company takes the initiative and six months if the Group Management member takes the initiative.
In individual cases, the Board of Directors may approve severance arrangements in addition to the notice periods. Severance arrangements may only be payable upon Electrolux termination of the employment arrangement or where a Group Management member gives notice as the result of an important change in his or hers working situation, because of which he or she can no longer perform to standard.
Deviations from the guidelines
The Board of Directors shall be entitled to deviate from these guidelines if special reasons for doing so exist in any individual case.
B. Electrolux Performance Share Program 2007
The Board of Directors proposes that the Annual General Meeting resolves to offer a performance based, long-term share program for 2007. The program for 2007 is proposed to include a maximum of 160 senior officers and key employees of the Electrolux Group with a possibility to be allocated shares of series B in the company free of charge, in accordance with the following principal terms and guidelines.
Principal terms of the Electrolux Performance Share Program 2007
a) The participants of the Electrolux Performance Share Program 2007 shall be divided into five groups; the President and CEO, other members of Group Management and three other groups for other senior officers and key employees. For each group, the Board of Directors will determine a target value for the program denominated in SEK. The target value for the President and CEO amounts to SEK 2,400,000, for the other members of Group Management to SEK 1,200,000 and for other senior officers and key employees not less than SEK 450,000 and not more than SEK 900,000. The total sum of the target values for all participants will not exceed SEK 96 million.
b) Each target value shall be converted into a specific number of shares, based on the average closing share price of the Electrolux series B shares on the Stockholm Stock Exchange during the period of ten trading days before the day participants are invited to the program, reduced by the present value of estimated dividend payments for the period until shares are allotted.
c) The calculated number of shares shall be connected to a certain target for value creation established by the Board of Directors. The target shall be set for an initial three-year performance period. If a lower or a higher value creation is achieved during the three-year performance period, a lower or a higher number, respectively, of shares may be allocated.
d) The value creation levels established by the Board of Directors include a minimum level, which has to be exceeded for any allocation to take place, as well as a maximum level. The maximum allocation is limited to 1.5 times the number of shares established in accordance with items a) and b) above.
e) Allocation of shares requires, among other things, that the persons participating in the program during the entire performance period, with certain exemptions, are employed in the Electrolux Group. If all conditions in the program are met, allocation of shares will take place free of charge after the expiration of the three-year performance period, i.e. during 2010. Allocation of shares may take place before the expiration of the three-year performance period if (i) someone, alone or together with related parties, acquires a sufficient number of shares in Electrolux and in accordance with the applicable rules will be under the obligation to announce a mandatory offer to acquire all outstanding shares of the company or, (ii) for individual participants based on individual circumstances, or (iii) it is deemed to be suitable or appropriate that the three-year performance period is shortened. Shares allocated shall, with certain exceptions, be under certain disposition restrictions for an additional two-year period after the expiration of the performance period. Certain participants may be offered the possibility to settle in cash a portion of the allocated shares, such portion however not to exceed the value of the number of shares that otherwise would be required to be sold to cover any taxes levied.
Guiding principles for the Electrolux Performance Share Program 2007
Up to 160 senior officers and other key employees in the Electrolux group shall be offered participation in the Electrolux Performance Share Program 2007. An offer to participate in the program shall be provided by Electrolux not later than May 30, 2007.
Proposal for resolutions on (A.) transfer of own shares in connection with company acquisitions and (B.) transfer of own shares as a result of the Employee Stock Option Programs for the years 2001-2003 and the Electrolux Performance Share Program for 2005 (item 17)

A. Transfer of own shares in connection with company acquisitions The Board of Directors propose the Annual General Meeting to authorize the Board, for the period until the next Annual General Meeting, to resolve on transfers of Electrolux own shares in connection with company acquisitions on the following terms and conditions.
1. Shares of series A and/or series B held by the company at the time of the Board of Director’s decision may be transferred.
2. The shares may be transferred with deviation from the shareholders’ preferential rights.
3. Transfer of shares may be made at a minimum price per share corresponding to an amount in close connection with the price of the company’s shares of the series concerned on the Stockholm Stock Exchange at the time of the decision on the transfer.
4. Payment for the transferred shares may be made in cash, by contributions in kind or by a set-off of company debt.

B. Transfer of own shares as a result of the Employee Stock Option Programs 2001 — 2003 and the Electrolux Performance Share Program 2005
The Board of Directors further proposes, as a result of the company’s employee stock option programs 2001-2003 and the Electrolux Performance Share Program 2005, that the Annual General Meeting resolves that the company shall be entitled, for the period until the next Annual General Meeting, to transfer a maximum of 650,000 shares of series B in the company for the purpose of covering costs, primarily social security charges, that may arise as a result of the aforementioned programs. Transfer may take place on the Stockholm Stock Exchange at a price within the registered price interval from time to time.
Documents
The Annual Accounts and the Auditor’s Report as well as the Board of Directors’ and the nomination committee’s complete proposals for resolutions under items 15-17 above will be available at the company — AB Electrolux, C-J, SE-105 45 Stockholm, Sweden and at the Group’s web site on the Internet: www.electrolux.com/agm — and will, on request, be sent to shareholders at the address given, as from April 2, 2007.
Stockholm in March 2007
AB Electrolux (publ)
THE BOARD OF DIRECTORS
Electrolux Press Hot Line is available at +46 8 657 65 07
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.